Mail Stop 0306


March 11, 2005

By U.S. Mail and Facsimile to (952) 887-8258

Mr. Stephen P. Wolfe
Vice President, Finance
Treasurer and Chief Financial Officer
The Toro Company
8111 Lyndale Avenue South
Bloomington, Mn 55420-1196


RE: 	The Toro Company
      Form 10-K for the fiscal year ended October 31, 2004

Dear Mr. Wolfe,

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the fiscal year ended October 31, 2004

Note 1 - Summary of Significant Accounting Policies - Page 33

Inventories - Page 33

1. Please revise future filings to disclose your accounting policies for valuing inventory, including a discussion of how you determine your reserves.

Revenue Recognition - Page 34

2. We note that you record a provision when revenue is recognized for returns and promotion expenses. In future filings include a rollforward of this account on Schedule II - Valuation and Qualifying
Accounts as required by Rule 5-04 of Regulation S-X. Supplementally provide us with a rollforward of this allowance account on a gross basis showing increases, decreases, and adjustments separately, for all periods presented.

3. In a supplemental response and in future filings tell us the accounting for any special arrangements with distributors such as price protection, rights of return and other discounts, credits or special terms. Please cite the relevant accounting guidance in your response.

4. We note you have deferred revenue and other long term liabilities of approximately $13 million at October 31, 2004. In a supplemental response and in future filings tell us the significant terms and conditions of transactions for which you deferred revenue and how you account for such transactions.

Note 13 - Commitments and Contingent Liabilities   - Page 43

Customer Financing - Page 43

Wholesale Financing - Page 43

5. Supplementally tell us how you account for:

* sales of inventory that are subject to inventory repurchase agreements, and
* sales of your receivables to third party financing companies

Additionally tell us the aggregate amount of gains and loses you recorded on the sales of receivables to third parties and where they are presented in your financial statements.


End-User Financing - Page 44

6. In future filings disclose the carrying amount of the liability that you have recorded related to your credit collection and residual value exposure under these financing agreements.

Note 14 - Financial Instruments - Page 44

Derivative Instruments and Hedging Activities - Page 44

7. Please disclose the specific line items in your balance sheet, statement of earnings, and statement of cash flows in which you report your derivative financial instruments and their related gains and losses. Refer to Rule 4-08(n)(7) of Regulation S-X.

8. Tell us and revise future filings to disclose how you account for foreign exchange contracts entered into on behalf of distributors. Where do you record the unrealized gains and losses on these contracts? Are there occasions upon which these costs are not reimbursed (if the distributor exercises their right of return, for example)?


*	*	*	*

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 824-
5266
or me at (202) 942-2813 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202)
942-1984.


      								  Sincerely,


								  Daniel Gordon
								  Branch Chief
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Mr. Stephen P. Wolfe
The Toro Company
March 11, 2005
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